November 27, 2006

BY EDGAR AND HAND DELIVERY
Unites States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman, Branch Chief — Legal

Re:	Double-Take Software, Inc. Registration Statement on Form S-1/A File No. 333-136499 Date Filed: November 21, 2006
Dear Mr. Shuman:
On behalf of Double-Take Software, Inc. (“Company”), this letter is in response to the staff’s oral comment provided by Chris White on November 24, 2006 with respect to the above-referenced Registration Statement on Form S-1/A (the “Registration Statement”).
In response, set forth below is the staff’s comments in italics followed by the Company’s response. Where indicated below, the Company has included changes to the disclosure in Amendment No. 5 to the Registration Statement, which the Company is filing contemporaneously with this response letter.
We have sent to Jay Ingram’s and Chris White’s attention for delivery on November 27, 2006, courtesy copies of this letter and Amendment No. 5 to the Registration Statement (excluding exhibits) blacklined to show changes against the Registration Statement.

United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Mark P. Schuman
November 27, 2006

1.	We note your response to Comment 1 of our November 17 letter. The Company has disclosed in Footnote A [7] on page F-9 and in corresponding language in its Critical Accounting Policies that it uses stated renewal rates to establish VSOE. However, your response indicates that you use separate sales to establish VSOE. Please modify your disclosure to more accurately disclose how you establish VSOE, both in the footnote and in the corresponding language in your Critical Accounting Policies.
In response to the staff’s comment, we have revised our disclosure of our practices with respect to establishing VSOE both in footnote A[7] and in the corresponding language in our Critical Accounting Policies.
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If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (410) 659-2741 or William I. Intner at (410) 659-2778.
Very truly yours,
/s/ Michael J. Silver
Michael J. Silver
cc: Dean Goodermote